SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	Appendix 3B “New Issue Announcement” dated, September 3, 2003.

2.	ASX Announcement “ Metal Storm Limited Announces Share Purchase Plan”, dated September 5, 2003

3.	ASX Announcement “ Metal Storm Announces Change of Record Date to Share Purchase Plan”, dated September 8, 2003.

4.	Metal Storm Shareholder Bulletin “Currency References in Australian Dollars” dated September 8, 2003

5.	ASX Announcement “ Metal Storm Reports Second Quarter Financial Results”, dated September 12, 2003.

6.	Letter of Offer “Share Purchase Plan”, dated September 15, 2003

7.	ASX Announcement “ Metal Storm Commences Project to Develop and Commercialise ‘Rapid Attack’ Fire Fighting Systems”, dated September 25, 2003.

8.	ASX Announcement “ Metal Storm Limited Announces Change of Close Date to Share Purchase Plan”, dated September 26, 2003.

9.	Appendix 3Y “Change of Director’s Interests”, dated September 30, 2003.

2

Item 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) Ordinary Shares (2) Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 50,000 ordinary shares. (2) 31,250 options. (3) 12,500 options. (4) 25,000 options. (5) 55,000 options (6) 500,000 options

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 3

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(1)    50,000 issued pursuant to the terms of an employment agreement with the company

(2)    31,250 options issued to subscribe for ordinary shares at an exercise price of A$1.162 on or before 8 July 2005.

(3)    12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 31 March 2007.

(4)    25,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 1 July 2004

(5)    55,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 available immediately

(6)    500,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 available immediately..

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) Yes (2) Yes (3) Yes (4) Yes (5) Yes (6) Yes

5	Issue price or consideration	(1) 50,000 issued to an employee pursuant to the terms of an employment agreement. No additional consideration. (2) Nil (3) Nil (4) Nil (5) Nil (6) Nil

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 4

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

(1)    50,000 issued to employee pursuant to an employment agreement.

(2)    Options issued pursuant to the terms of an employment agreement with the company.

(3)    Options issued pursuant to the terms of an employment agreement with the company.

(4)    Options issued pursuant to the terms of an employment agreement with the company

(5)    Options issued pursuant to the terms of an employment agreement with the company

(6)    Options issued pursuant to the terms of an employment agreement with the company

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) 3rd September 2003, (2) 3rd September 2003.

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	438,989,628 36,794,351	Ordinary shares Listed options exp 6 Sep 2004

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7,890,415	Unlisted options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 5

Part 2 – Bonus issue or pro rata issue

11	Is security holder approval required?	N.A.

12	Is the issue renounceable or non-renounceable?	N.A.

13	Ratio in which the +securities will be offered	N.A.

14	+Class of +securities to which the offer relates	N.A.

15	+Record date to determine entitlements	N.A.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N.A.

17	Policy for deciding entitlements in relation to fractions	N.A.

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N.A.

19	Closing date for receipt of acceptances or renunciations	N.A.

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B    Page 6

20	Names of any underwriters	N.A

21	Amount of any underwriting fee or commission	N.A

22	Names of any brokers to the issue	N.A

23	Fee or commission payable to the broker to the issue	N.A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N.A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N.A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N.A

28	Date rights trading will begin (if applicable)	N.A

29	Date rights trading will end (if applicable)	N.A

30	How do +security holders sell their entitlements in full through a broker?	N.A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B    Page 7

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 – Quotation of securities You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	✓	Securities described in Part 1
(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 – 1,000

1,001 – 5,000

5,001 – 10,000

10,001 – 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B    Page 8

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B    Page 9

All entities

Fees

43	Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 10

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ SYLVIE MOSER-SAVAGE	Date:	3 September 2003

(Company secretary)
Print name:	Sylvie Moser-Savage

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 11

®	METAL STORM LIMITED A.C.N. 064 270 006	Item 2

METAL STORM LIMITED ANNOUNCES SHARE PURCHASE PLAN

BRISBANE, AUSTRALIA – September 5, 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

Directors today announced the introduction of a Share Purchase Plan (SPP) to raise up to $15 million in capital. The SPP will enable each eligible shareholder to subscribe up to $5,000 for ordinary fully paid shares in the Company:

•	at an issue price of $0.45 per share representing a discount of approximately 18% to the volume weighted average price at which shares traded on the Australian Stock Exchange over the five trading days immediately prior to this announcement.

•	free of all brokerage, commission and stamp duty.

Shares allotted under the SPP will rank equally with existing ordinary fully paid shares.

The SPP will provide an opportunity for those shareholders with less than marketable parcels to increase their holdings to a marketable parcel without transaction costs.

The right to participate in the offer of Metal Storm Limited Shares under the SPP is available exclusively to those Shareholders who are registered as holders of fully paid ordinary shares in the Company as at 7.00 p.m. (AEST) on 9 September 2003 (the Record Date) and who have a registered address in Australia or New Zealand.

An Offer Letter, Terms and Conditions of the SPP and an Application Form will be dispatched to eligible shareholders following the Record Date.

The offer is open to acceptance from 10 September through to 30 September 2003 (the Closing Date). Applications received after the Closing Date will not be accepted, unless directors determine otherwise.

Eligible shareholders may make application to acquire one of the following parcels of shares:

■	11,111 shares for	$4,999.95	(maximum)
■	8,888 shares for	$3,999.60
■	6,666 shares for	$2,999.70
■	4,444 shares for	$1,999.80
■	2,222 shares for	$999.90	(minimum)

The total number of shares in the Company to be issued under the Share Purchase Plan is 33,333,333 shares. Should applications be received in excess of this amount, allocations will be scaled back on a pro rata basis.

Shares allocated under the SPP will be allotted on or about 3 October 2003.

Funds raised from the issue of shares pursuant to the SPP will be used to supplement Company working capital. Metal Storm is positioned to take advantage of the extensive opportunities that are now available to the Company. These opportunities stem from the achievements of the last four years in positioning the company through very significant product development efforts, the consolidation of our intellectual property and the solid relationships which have been forged with key organisations and agencies, particularly in the USA.

The Company recently announced that it and the New Jersey Institute of Technology (NJIT) intend to combine the technology of the Metal Storm O’Dwyer VLe® electronic handgun with NJIT’s recently patented Dynamic Grip Recognition (DGR) biometric authorising technology. Metal Storm and NJIT have stated that they intend to raise funds of US$6—7m to build a first production prototype of the personalised handgun. These funds are intended to be raised separately, however some of the SPP funds may be used to accelerate this project. Further announcements in relation to this opportunity will be made as the project develops and further agreements in the process towards commercialisation of the personalised handgun, such as technology licensing and manufacturing agreements, are entered into.

All enquiries regarding the Share Purchase Plan should be directed to the Company Secretary, Ms Sylvie Moser-Savage on 07 3221 9733 or via the Shareholder Feedback email facility on the Company’s website: www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	The Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

®	METAL STORM LIMITED A.C.N. 064 270 006	Item 3

METAL STORM LIMITED ANNOUNCES CHANGE OF RECORD DATE TO

SHARE PURCHASE PLAN

BRISBANE, AUSTRALIA – September 8, 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

Today announces that the Record Date for the Share Purchase Plan (SPP) as announced on 5 September, 2003 has been changed from 7.00.p.m. (AEST) on 9 September 2003 to 7.00 p.m. (AEST) 12 September 2003.

This change is in response to the high level of interest generated from the SPP announcement.

All enquiries regarding the Share Purchase Plan should be directed to the Company Secretary, Ms Sylvie Moser-Savage on 07 3221 9733 or via the Shareholder Feedback email facility on the Company’s website: www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	The Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM Shareholder Bulletin 8 September 2003	Item 4

CURRENCY REFERENCES IN

AUSTRALIAN DOLLARS

Shareholder Bulletin

Metal Storm is pleased to provide you with an update on developments and achievements, and to outline the exciting prospects that lie ahead for the company. We plan to update our shareholders on a regular basis in the future.

Metal Storm is positioned to take advantage of the extensive achievements of the last four years in our significant product development efforts, the consolidation of our intellectual property and the solid relationships which we have forged with key organizations and agencies, particularly in the US.

Metal Storm – Readying for Commercialization

In the last 18 months Metal Storm has broadened its penetration of the US defense industry and we now have a very strong focus on commercializing our key electronic ballistics weapon system applications. Importantly, the company has continued to build strong ties with key defense agencies and contractors in the US, forging relationships that place us in an excellent position to take advantage of the significant respect and recognition our technological achievements have gained.

Metal Storm has now accumulated a large and valuable portfolio of intellectual property that underpins and protects ownership of our technology, and will provide a variety of growth platforms into the future. The company now has 51 granted patents, with 12 of these in the US. There are also many more patents pending in various countries.

Metal Storm has restructured its Board and management by adding commercial defense experience to the Board and importantly, putting in place a new management and company structure. The new company structure provides for Metal Storm to contract directly in the US while management changes allow the company’s founder and inventor of the Metal Storm technology, Mike O’Dwyer, to focus on accelerating the development of the company’s technology in support of new and existing programs.

Programs, Contracts and Agreements

Metal Storm has forged key agreements with defense industry companies and agencies and has secured program development contracts in the US and Australia. The following is an update on their status.

Defense Agreements:

•	Defence Science and Technology Organisation (DSTO) – currently a Research Agreement and two concept demonstrator programs.

•	Science Applications International Corporation (SAIC) – a three year teaming agreement to advance Metal Storm technology in the US.

•	StratCom International – a teaming agreement designed to lead to the development and production of specific ballistic products that can be integrated into StratCom’s stratospheric airship.

•	Schappell Automation Corporation – a teaming agreement to develop approved and funded SBIR programs in the US.

•	Curtiss Wright/VISTA Controls – a teaming agreement to develop and integrate Metal Storm technology into selected weapon applications, including the Repeatable Access Denial System (RADS), in the US.

Programs and Contracts:

•	ADWS – a DSTO-led program which is expected to mature in early 2004. The ADWS weapon system will offer an alternative to conventional landmines, compliant with the Ottawa Convention.

•	AICW – a DSTO-led program which includes Tenix as a consortium member and is expected to mature in 2004. AICW will combine a Metal Storm stacked round, electronic 40mm barrel with a mechanical assault rifle.

•	National Institute of Justice – a smartgun program, maturing in 2003, undertaken with the US Department of Justice to develop a handgun which only fires for the authorised user. This program provides analysis into the design, manufacturing processes and costs to deliver a production-safe O’Dwyer VLe® handgun specifically for use by the law enforcement community in the US.

•	Missile Defense Agency (MDA) – Metal Storm technology secured two defence R&D programs for the MDA which are currently in progress. One program combines StratCom’s stratospheric airship platforms with Metal Storm technology to improve kill reliability. The second program combines the company’s electronic ballistics with the detection and tracking capability of StratCom’s strategic airships.

•	US Army – Metal Storm technology secured this defense program with the US Army to

Shareholder Bulletin

provide a lethal and less than lethal weapon system which is currently being developed with Schappell Automation.

•	US Navy – Metal Storm technology secured this defense program with the US Navy to provide a close in weapon system for ships. It is currently being developed with Schappell Automation.

•	NJIT – this program integrates the NJIT’s Digital Grip Recognition (DGR) technology with Metal Storm’s O’Dwyer VLe® electronic handgun targeting the government mandated market, initially in New Jersey, US.

Metal Storm Internal R&D ‘Build’ Program

In 2003 Metal Storm has made very significant advances in the critical area of developing its technology. This work, which has focused on development of the 40mm Repeatable Access Denial System (RADS), has been undertaken to:

•	allow the company to demonstrate its technology in the US with live test firings and demonstrations in response to strong demand; and

•	ensure the company continues to progress its technology and weapon systems on a timeline that meets our commercial objectives.

In 2003 the company has:

•	built and fired a 16 barrel 40mm RADS pod which fired stacked rounds in sequence and operated at various rates of fire up to 240,000 rounds per minute;

•	fired and demonstrated explosive ‘flash bang’ munitions by converting conventional munitions into a Metal Storm stacked round configuration;

•	built and demonstrated a rapid-reload 40mm multi shot cartridge; and

•	built and demonstrated an electronic inductive ignition system.

As a consequence of this significant progress Metal Storm is now poised to demonstrate a variety of prototype weapon systems in the US in the near term aimed at securing commercial markets for our technology.

Company, Board and Management Structure

Recent changes include:

•	Appointment of highly successful US defense businessman Dr Dan Alspach to the Metal Storm Board. Dr Alspach has built a very successful defense technology company in the US defense industry. He therefore has the relevant competencies and experience to apply to Metal Storm’s current and future phases of development.

•	Establishment of Metal Storm, Inc. in Washington DC, which allows the company to bid directly on defense projects as the ‘prime’ contractor, thus enabling revenue flows directly into the company.

•	Appointment of Charles Vehlow as CEO of Metal Storm Limited and Metal Storm, Inc., and Ian Gillespie as General Manager Australia. These appointments have allowed Mike O’Dwyer, the company’s founder and the inventor of Metal Storm technology, to focus on the critical development programs that are necessary both to continue to develop Metal Storm’s unique technology, and also to lead the developments required to support the company’s expanding R&D programs, particularly in the US.

Metal Storm / NJIT Personalized Handgun

•	The recently announced partnering with the New Jersey Institute of Technology (NJIT) to jointly develop and commercialize the O’Dwyer VLe® with NJIT’s Dynamic Grip Recognition technology is an example of the benefits of Metal Storm’s hard work in positioning the company and its technology over recent years. The essential elements are:

•	Agreement to work together to jointly develop and build a personalized handgun prototype incorporating the company’s O’Dwyer VLe® electronic handgun with NJIT’s DGR technology.

•	NJIT’s acknowledgement that the O’Dwyer VLe® is the most viable option to integrate their DGR technology to meet personalized handgun safety requirements legislated by the State of New Jersey.

•	A personalized handgun comprizing these two unique technologies will introduce significant new levels of control and safety into handgun management by allowing only the authorized user to fire the handgun and preventing any unauthorised person from using the weapon, making it safe from accidental or deliberate misuse.

This personalized handgun will meet the requirements of recently passed legislation in

Shareholder Bulletin

the State of New Jersey. It is understood that similar personalised handgun legislation is being prepared in the States of New York, Ohio and

Tennessee as well as being reviewed by the US Congress.

Metal Storm anticipates it will take approximately two to three years to complete the commercial production model of the personalized handgun and the necessary regulatory development and testing. We will keep you up to date on developments as they occur.

Share Purchase Plan

On 5 September 2003 Metal Storm announced the implementation of a Share Purchase Plan (SPP) to raise A$15 million in working capital. The SPP offers eligible shareholders the opportunity to subscribe up to A$5000 for ordinary shares at A$0.45 per share, without incurring brokerage or transaction costs.

The maximum amount of A$5000 applies to all eligible shareholders regardless of the size of their current shareholding. Eligible shareholders are those who are registered as holders of fully paid ordinary shares as at 7.00 pm on Friday 12 September 2003 and whose registered address is in Australia or New Zealand.

The SPP is limited to eligible shareholders resident in Australia and New Zealand because it is either unlawful or impractical to implement it in other countries.

The offer to acquire shares under the plan is open from 15 September 2003 and applications must be received by no later than 7.00 pm on 30 September 2003.

Participation in the Plan is optional. Shareholders who are eligible and who wish to participate may choose one of the following parcels of shares for purchase:

•	11,111 shares	for A$4,995.95	(maximum)
•	8,888 shares	for A$4,995.95
•	6,666 shares	for A$3,999.60
•	4,444 shares	for A$1999.80
•	2,222 shares	for A$ 999.90	(minimum)

Shares purchased under the Plan will have identical rights in all respects to existing fully paid ordinary shares in the Company.

Details of how to take up the right to participate in the Plan will be mailed to eligible shareholders in the week commencing 15 September.

Payment can be made by cheque or credit card.

The successful uptake of the SPP will enable us to:

•	continue our internal R&D program and support our involvement in various program development contracts;

•	conduct live test firing demonstrations of our new and developing products in the US to key US defense and military customers;

•	pursue the commercialization process for the O’Dwyer VLe® electronic handgun in the US to meet a legislated market for safe handguns; and

•	progress the development of a suite of stacked round munitions for defense, counter-terrorism and homeland security purposes.

Metal Storm’s Value Proposition

Many shareholders, stockbrokers and market observers have difficulty understanding how to assess the value of Metal Storm at this stage of its development.

We think it can best be understood by comparing it to a biotech company engaged in development of a new drug. There is a lot of work required at the front end to develop the science and then prove the product works in the laboratory before field trials and testing take place under regulated control. Only then can a product be finalized and taken to market. This often takes five to seven years to achieve and there are no short cuts.

The process for developing, testing and gaining approval of weapons systems is very similar and can require similar timeframes. Metal Storm has already progressed a long way down this timeline with a number of its potential products and is now completing the pre-commercialization phase on some of them.

The value in Metal Storm lies in the hard yards that have been completed over the past four years in positioning the company inside the US and Australian defense industries, forging key

Shareholder Bulletin

relationships with defense organizations and agencies, consolidating our vast portfolio of Intellectual Property, and the substantial amounts of external funding which have been put into further developing our technology in relation to specific applications in conjunction with these organizations.

This is an unprecedented achievement for an Australian defense company and places us in an ideal position to crystallize all this value in the form of commercial benefits to the company.

Thank You

We trust that you share in Metal Storm’s pride in its accomplishments and the opportunity which it is has to capitalise on its revolutionary electronic ballistics technology in the world’s biggest markets. We thank you for your ongoing support.

Charles A Vehlow

Chief Executive Officer

METAL STORM LIMITED

ACN 064 270 006

Level 34 Central Plaza One

345 Queen Street

Brisbane Qld 4000 Australia

Tel: 07 3221 9733

Fax: 07 3221 9788

Email: ms@metalstorm.com

Website: www.metalstorm.com

Item 5

Company Contact:	Investor Contact:	Media Contact:
Charles Vehlow, CEO	Jody Burfening	Michael Hopkins
Metal Storm, Inc.	Lippert/Heilshorn & Assoc.	Lippert/Heilshorn & Assoc.
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
ms@metalstorm.com	jks@lhai.com	mhopkins@lhai.com

METAL STORM REPORTS SECOND QUARTER FINANCIAL RESULTS

ARLINGTON, VA – September 12, 2003: Metal Storm Limited (Nasdaq: MTSX and ASX code: MST), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months ended June 30, 2003. All financial figures are unaudited and reported in US dollars.

For the second quarter of 2003, the company reported an unaudited net loss of $1,214,582 or $0.002 per share and $0.05 per ADR. Research and development expenses were $788,055 unaudited for the second quarter of 2003. Comparable figures for the second quarter of 2002 were an unaudited net loss of $1,635,325, or $0.004 per share and $0.077 per ADR. Comparable figure for research and development for the second quarter of 2002 were $1,019,651 unaudited. Metal Storm ended the second quarter of 2003 with $2,894,050 in cash and cash equivalents, unaudited.

For the six months ended June 30, 2003, the company reported an unaudited net loss of $2,254,492, or $0.005 per share and $0.102 per ADR, compared to an unaudited net loss of $2,526,344, or $0.006 in 2002 per share $0.119 per ADR for the same period in 2002. Research and development expenses were $1,462,584 unaudited for the six months ended June 30, 2003 compared to $1,521,376 in the year ago period.

Charles Vehlow, Chief Executive Officer of Metal Storm said, “During the second quarter, we made further progress in developing Metal Storm’s technology and continued to strengthen the management team. Of note, Metal Storm completed successful firings of a multi-barrel multi-round 40mm pod system, using stacked configuration of projectiles converted from conventional rounds found in today’s inventories. These successful firings are a product of Metal Storm’s ‘in house’ product development and risk-reduction efforts. Risk reduction involves additional testing and usually reduces the time required in getting products into production. By continuing to invest in product development, we are enabling the company to demonstrate its prototype products directly to defense customers and potential defense industry partners.

- Table Follows -

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

IN US DOLLARS

	3 Months Ended June 30, 2003	6 Months Ended June 30, 2003	6 Months Ended June 30, 2002
	(unaudited)	(unaudited)	(unaudited)
	$	$	$
Operating income:
Other Income	35	770	5,162
Grant Income	83,538	184,490
Total operating income	83,573	185,260	5,162

Operating expenses:
Research and development	788,055	1,462,584	1,521,376
Depreciation	6,976	22,340	27,192
Rentals on operating leases	30,742	56,624	53,848
General and administrative	526,393	934,955	714,384
Employee Stock based compensation	135	135	167,748
Total operating expenses	1,352,301	2,476,638	2,484,548

Loss from operations	(1,268,728)	(2,291,378)	(2,479,386)

Other income (expenses):
Interest income	113,834	117,686	39,141
Interest expense	(72)	(72)	(533)
Net foreign exchange gains (losses)	(59,616)	(80,728)	(85,566)
Total other income (expenses)	54,146	36,886	(46,958)
Net loss	(1,214,582)	(2,254,492)	(2,526,344)

Loss per share	$(0.002)	$(0.005)	$(0.006)
Weighted average shares outstanding	438,938,020	438,938,020	423,486,891

®	METAL STORM LIMITED A.C.N. 064 270 006	Item 6

Letter of Offer

Share Purchase Plan

15 September 2003

Dear Shareholder,

At the recent Annual General Meeting of Metal Storm Limited directors notified shareholders that the Company would be raising further capital later in the year. In line with this notice, directors announced on 5 September 2003 the introduction of a Share Purchase Plan (the “Plan”) aimed at raising $15 million in capital by 30 September 2003.

The Plan offers eligible shareholders an opportunity to subscribe up to $5,000 for fully paid ordinary shares at $0.45 per share, representing a discount of approximately 18% to the volume weighted average price at which shares traded on the Australian Stock Exchange over the five trading days immediately prior to the announcement of the Plan.

Other features of the Plan include:

•	Shares allotted under the Plan will not incur brokerage or transaction costs.

•	The maximum amount of $5000 applies to all eligible shareholders regardless of the size of their current shareholding.

•	The offer is open exclusively to shareholders who are registered as holders of fully paid ordinary shares as at 7.00 pm (AEST) on 12 September 2003 (the “Record Date”) and whose registered address is in Australia or New Zealand.

•	The offer to acquire shares under the Plan is open from 15 September 2003 and applications and payment must be received by no later than 5.00 pm (AEST) on 30 September 2003 (the “Closing Date”).

•	Shares purchased under the Plan will have identical rights in all respects to existing fully paid ordinary shares in the Company.

•	The total number of shares in the Company to be issued under the Plan is 33,333,333 shares. Should applications be received in excess of this amount, allocations will be scaled back on a pro rata basis.

•	The Plan may be varied or extended by the Company in accordance with the Terms and Conditions enclosed with this letter.

•	Participation in the Plan is optional.

•	You may pay for shares purchased under the Plan by either cheque or credit card (Visa, Bankcard, Mastercard only).

This offer is designed to raise the capital necessary to continue funding the Company’s development programs on the path to successful commercialisation of Metal Storm technology. It also offers shareholders with less than marketable parcels the opportunity to increase their holding to a marketable level without brokerage or transaction costs.

Shareholders who are eligible and who wish to participate may make application to acquire one of the following parcels of shares:

•	11,111 shares for $4,999.95 (maximum)

•	8,888 shares for $3,999.60

•	6,666 shares for $2,999.70

•	4,444 shares for $1,999.80

•	2,222 shares for $ 999.90 (minimum)

Details of how to take up your right to participate in the Plan are contained in the enclosed Terms and Conditions and Application Form which you should read carefully.

All enquiries regarding the Share Purchase Plan should be directed to the Company’s share registry Computershare Investor Services on 1300 138 671.

On behalf of the Board of Directors I commend the Plan to you and look forward to your ongoing support of the Company.

Yours sincerely,

Admiral William A Owens (Rtd)

Chairman

Metal Storm Limited

September 2003 Share Purchase Plan

Terms & Conditions

1)	Participation in the Plan

Participation in the Metal Storm Limited September 2003 Share Purchase Plan (“Plan”) is open to all shareholders who:

a)	are registered as holders of fully paid ordinary shares as at 5.00 pm (AEST) on 12 September 2003 (“Record Date”); and
b)	who have a registered address in Australia or New Zealand. (“Eligible Shareholder(s)”)

If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted. Where a shareholder is expressly noted on the Company’s register of members as a trustee or nominee on account of another person (“Beneficiary”) the Beneficiary will be deemed to be the Eligible Shareholder under this Plan and an acceptance of the offer and subsequent issue of shares will be deemed to be made by or to the Beneficiary. Participation in the Plan is optional and is subject to these Terms and Conditions, the Application Form and the Letter of Offer to Shareholders to which these Terms and Conditions are attached (together the “Plan Documents”).

2)	Offer is not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their rights to purchase shares under this Plan to another person.

3)	Issue Price

The issue price for each share under the Plan is $0.45 per share, which is an approximate 18% discount to the volume weighted average price of the Company’s shares on the five trading days immediately preceding the announcement of the Plan.

4)	Investment in the Offer

If you are an Eligible Shareholder you may elect to participate in the Plan by selecting one of the following five options to purchase fully paid ordinary shares:

☐ ☐ ☐ ☐ ☐	Option A – Option B – Option C – Option D – Option E –	11,111 8,888 6,666 4,444 2,222	shares for $4,999.95 (maximum) shares for $3,999.60 shares for $2,999.70 shares for $1,999.80 shares for $ 999.90 (minimum)

The maximum amount that any one Eligible Shareholder may apply for under this offer is $5000 even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. The total number of shares in the Company to be issued under the Share Purchase Plan is 33,333,333 shares, subject to these terms and conditions.

5)	Acceptance and Payment

To accept the offer, a correctly completed Application Form together with the appropriate payment in Australian Dollars as set out in the Plan Documents must be sent in the enclosed reply paid envelope so as to reach the Company’s share registry office in Brisbane no later than 5.00 pm (AEST) on 30 September 2003. Applications will not be accepted after the Closing Date unless directors determine otherwise. Credit card payments will only be accepted on Visa, Mastercard or Bankcard.

6)	Allotment

Shares will be allotted under the Plan as soon as practicable after the Closing Date for the offer and the Company will apply for those shares to be quoted on the Australian Stock Exchange. Shares allotted under the Plan will rank equally in all respects with existing fully paid shares in the Company. A holding statement (or other applicable evidence of title) will be issued in respect of shares allotted under the Plan.

7)	Costs of Participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of their application for, and allotment of, shares under the Plan.

8)	Modification of the Plan

The directors of the Company may resolve to change the Terms and Conditions of this Plan from time to time. The Company reserves the right to issue fewer shares than an Eligible Shareholder has applied to purchase under the Plan (or none at all) if it believes that the allotment of those shares would contravene any law or rules of any stock exchange on which the Company shares are listed. In the event of the offer being oversubscribed the Company may adjust the allocation to Eligible Shareholders by scaling back on a pro rata basis or alternatively the Company may issue additional shares in order to satisfy all eligible applications. The Company reserves the right to restrict or limit the number of shares issued to Eligible Shareholders under the Plan.

9)	Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions.

10)	Declaration and Acknowledgment

By completing and forwarding the Application Form included in the Plan Documents, each shareholder;

a)	Acknowledges that it has read and understood the Terms and Conditions of the Plan;

b)	Certifies that (except where shares are held as trustee or nominee of a Beneficiary which is expressly noted in the Company’s register of members) the maximum application of $5000 worth of shares under the Plan has not been exceeded.

11)	Questions and Contact Details

Any questions regarding the Plan or take-up of this Offer should be directed to your stockbroker, professional adviser or the Company’s share registry on 1300 138 671.

Shareholders should note that the market price of Metal Storm Limited shares may rise or fall between the date of this offer and the date when the shares are issued to the shareholder under the Share Purchase Plan. This means that the price paid per share under the Plan may be greater than or less than the market price of Metal Storm Limited shares at the time the shares are issued to you under the terms of the Share Purchase Plan. In determining whether shareholders wish to participate in this offer and the extent of participation, personal financial and/or taxation advice should first be obtained.

Metal Storm Limited ACN 064 270 006

®

Metal Storm Limited

ACN 064 270 006

Level 34 Central Plaza One

345 Queen Street

Brisbane Qld 4000

GPO Box 1097

Brisbane Qld 4001 Australia

Tel: 61 (0) 7 3221 9733

Fax: 61 (0) 7 3221 9788

Website:  www.metalstorm.com

Email:  ms@metalstorm.com

	Enquiries: Telephone: Record Date: Offer Open: Price per Share: Offer Closes 7.00 pm	Computershare Investor Services Pty. Limited 1300 138 671 12 September 2003 15 September 2003 $0.45 30 September 2003
Holder Identification Number (HIN)

SHARE PURCHASE PLAN (“Plan”) APPLICATION FORM

This document is important. If you have any questions about the Plan, consult your stockbroker, accountant, professional adviser or call Metal Storm share registry on 1300 138 671.

1 Application for Shares

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the Metal Storm Limited September 2003 Share Purchase Plan.

Please tick the appropriate box:

A		B		C		D		E
☐ 11,111 shares $4,999.95	☐	8,888 shares $3,999.60	☐	6,666 shares $2,999.70	☐	4,444 shares $1,999.80	☐	2,222 shares $999.90

2 Payment details
What is your method of payment?	☐	Cheque			☐	Credit card (Mastercard, Bankcard, Visa ONLY)

If paying by cheque please enter the details of your cheque below:

Drawer	Bank	Branch or BSB	Amount

If paying by credit card please enter your credit details below:

Card Type	Cardholder’s Name

Card Number		Card Expiry	Amount

Note: Receipts for payment will not be issued. Cash payment will not be accepted.

1.	If you wish to participate in this Plan, please carefully read the Terms and Conditions of the Plan.
2.	Complete all the required details on the Application Form, noting that all amounts are expressed in Australian dollars.
3.	If paying by cheque, please make the cheque payable to Metal Storm Limited Share Purchase Plan.
4.	Please return the Application Form, together with the cheque and cheque details or credit card details, to Computershare Investor Services Pty Limited in the enclosed reply paid envelope. New Zealand shareholders will need to affix the appropriate postage.
5.	Ensure that your Application Form and payment reach Computershare by the closing date of the Plan being no later than 5.00 pm AEST on 30 September 2003.

By accepting this offer you agree to be bound by the Terms and Conditions of the Plan and the Constitution of Metal Storm Limited.

PLEASE SIGN HERE:

Shareholder 1	Shareholder 2 (if joint)	Shareholder 3 (if joint)

Sole director/Sole director and sole company secretary (if company)	Director/Secretary (if company)	Director (if company)

®	METAL STORM LIMITED A.C.N. 064 270 006	Item 7

METAL STORM COMMENCES PROJECT TO DEVELOP AND COMMERCIALISE

‘RAPID ATTACK’ FIRE FIGHTING SYSTEMS

BRISBANE, AUSTRALIA – 25 September 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) announced today they had signed a heads of agreement with Pyrogen Corporation to proceed with the evaluation, development, and ultimate commercialisation of ‘rapid attack’ fire fighting systems within an anticipated three-year period.

The project objective is to combine Pyrogen’s aerosol fire suppressant products with Metal Storm’s electronic ballistic delivery technology and to develop ‘rapid attack’ fire fighting systems capable of fast and effective deployment in a range of situations.

The systems will be designed to provide new and innovative capabilities for fire fighters to target fires that are difficult to access using conventional fire fighting methods.

The ‘rapid attack’ fire fighting system will provide firefighters with the ability to accurately deliver Pyrogen fire suppressant projectiles deep into a fire, repeatedly, in volume, and at very high rates, with projectiles fired from Metal Storm multi-barrel pods mounted on mobile or airborne platforms.

Metal Storm’s CEO Charles Vehlow said he was very pleased that the company’s ongoing relationship with Pyrogen - an international fire protection company which distributes its products through a worldwide network of distributors and dealers – had progressed to this stage.

“Metal Storm’s existing medium calibre, multi-barrel pod systems are ideally suited to deliver fire suppressant products in unprecedented quantities with unmatched speed and precision to extinguish fires in a range of circumstances,” Mr Vehlow said.

“The potential applications include fitting the Metal Storm system onto fire trucks, helicopters and ships for fighting fires at locations such as airports, in high rise buildings, oil rigs, naval and cargo ships as well as fighting industrial fuel fires and certain types of residential forest fires,” he said.

“Metal Storm’s internal product testing and development program provides significant technical leverage for the company to move forward in the fire fighting industry. The Metal Storm multi-barrel delivery systems applicable for use in fire fighting, and Pyrogen’s fire suppressant products, are existing technologies with proven capabilities,” he said.

Metal Storm had already developed non-metallic, non-flammable projectile casings required for such fire fighting applications said Mr Vehlow.

“Metal Storm and Pyrogen intend to progressively target specific applications in the multi billion dollar fire fighting markets in Australia, Asia, USA and Europe to take advantage of Pyrogen’s existing market base,” he said.

“The heads of agreement provides for a three stage development process. The first two stages target the execution of a formal commercial development agreement and a supporting project business plan. The final stage contemplated is the implementation of the business plan. Announcements will be made as each stage is completed or as developments occur.

“This project is designed to open up an important new market segment for the application of Metal Storm’s electronic ballistic technology and further demonstrates its capacity to embrace non-military as well as military uses,” Mr Vehlow said.

Pyrogen’s Australian Manager, Dr Julia Berezovsky said the project was a very exciting development which had the potential to significantly extend Pyrogen’s capabilities in the fire fighting industry.

“Our preliminary analysis indicates we can expect to dramatically increase fire combat effectiveness when Pyrogen’s products are combined with Metal Storm’s rapid delivery system,” Dr Berezovsky said.

“We intend to involve our major USA distributor, Firepak Oil and Gas Industries, Ltd.

“Pyrogen’s aerosol is a widely accepted non-ozone depleting alternative to Halon. Halon is due to be phased out by 2003 under the ‘Montreal Protocol on Substances that Deplete the Ozone Layer’. Pyrogen’s aerosol complies with international environmental standards.” Dr Berezovsky said.

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Pyrogen Corporation Sdn. Bhd.: Pyrogen Corporation, an international company marketing and distributing Pyrogen fire suppression products. Pyrogen Corporation has offices in the UK, Malaysia and Australia and an extensive network of Product Distributors and Dealers worldwide. Pyrogen Australia Pty Limited, based in Sydney, Australia, is a subsidiary of Pyrogen Corporation. The Company’s investment in their new technology has resulted in the Pyrogen Fire Suppression System being used extensively on sites worldwide. The Company is conducting ongoing research and development in the fire suppression market and opening new applications for Pyrogen aerosol technology. http://www.pyrogen.com/srtuc01.htm

About Firepak Oil and Gas: Firepak is the Pyrogen master distributor for the Americas, and is based in Houston, Texas. FO&GI’s main focus is providing fire protection and safety related services to the Energy, Marine and Transportation markets. Through their expanding international distribution network and installer base, they provide new innovative solutions for fire protection. www.pyrogen.com

About Halon: Halon, a commonly used product in fire fighting, will be phased out by 2003 under the ‘Montreal Protocol on Substances that Deplete the Ozone Layer’. This protocol is regulated through the United Nations Environment Program. Pyrogen aerosol is a widely accepted alternative to Halon and has proven to be an effective fire suppression and extinguishing agent.

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006
Item 8

METAL STORM LIMITED ANNOUNCES CHANGE OF CLOSE DATE TO SHARE

PURCHASE PLAN

BRISBANE, AUSTRALIA – September 26, 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

Today announces that the Closing Date for the Share Purchase Plan (SPP) as announced on 5 September, 2003 has been changed from 7.00.p.m. (AEST) on 30 September 2003 to 7.00 p.m. (AEST) 3 October 2003.

This change is in response to the delay in receipt of the SPP application paperwork by shareholders; to accommodate for the change in the record date of the SPP; and to cover the absence of shareholders due to school holidays.

All enquiries regarding the Share Purchase Plan should be directed to the Company Secretary, Ms Sylvie Moser-Savage on 07 3221 9733 or via the Shareholder Feedback email facility on the Company’s website: www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	The Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has a number of research and development projects underway to develop its technology with leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated its development programs as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3y

Change of Director’s Interest Notice

Item 9

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity METAL STORM LIMITED

ACN 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin John Dart

Date of last notice	24 September 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director – Charter Pacific Corporation Limited

Date of change	08/09/03

No. of securities held prior to change	114,276,181

Class	Ordinary

Number acquired	Nil

Number disposed	7,499,990

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,753,748

No. of securities held after change	106,776,191

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market and off market trades

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE

Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: October 9, 2003

* Print the name and title of the signing officer under his Signature.